Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

For the month of July, 1999

                       Euro Tech Holdings Company Limited
                       ----------------------------------
                 (Translation of registrant's name into English)

            18/F Gee Chang Hong Centre, 65 Wong Chuk Road, Hong Kong
            --------------------------------------------------------
                    (Address of Principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

      On July 29, 1999, the Registrant's Board of Directors authorized a 20% stock dividend to holders of its shares of Common Stock, fixing September 3, 1999 as the record date at 5:00 P.M. (New York time) for the dividend. Holders of the Registrant's Common Stock on the record date are entitled to receive one share for each five shares of Registrant's Common Stock held. Registrant will not issue fractional shares, but, instead, will settle fractional shares by cash payments based on the market value on the record date. The Registrant has outstanding warrants and options. The issuance of the dividend shares will cause certain adjustments to be made to the exercise prices, numbers of shares and, where redemption is applicable, the market price required to be maintained to "trigger" the Registrant's right to redeem the warrants. Various changes to the indicated securities of the Registrant are described below:

                                  (END OF PAGE)

      Securities                           Pre-Dividend        Post-Dividend
      ----------                           ------------        -------------

1.    Redeemable Common Stock
      Purchase Warrants ("Warrants")
      A.  Maximum Number Of
          Shares Exercisable  For            1,620,000           1,944,000
      B.  Per share Exercise Price               $5.50             $4.5833
      C.  Target Price                           $8.50             $7.0833

2.    Underwriter's* Warrant
      A.  Maximum Number Of
          Shares Exercisable For                60,000              72,000
      B.  Per Share Exercise Price               $8.25              $6.875

3.    Option Issued to Consultant
      A.  Maximum Number Of
          Shares Exercisable For               100,000             120,000
      B.  Per Share Exercise Price               $5.50             $4.5833
      C.  Target Price                          $10.00             $8.3333

4.    Options Issued to Members Of
      Registrant's Management*
      A.  Maximum Number Of
          Shares Exercisable For               400,000             480,000
      B.  Per Share Exercise Price               $4.00             $3.3333

5.    Options Issued to Management
      and Employees of Registrant*
      A.  Maximum Number Of
          Shares Exercisable For               929,000           1,114,800
      B.  Per Share Exercise Price               $5.50             $4.5833
      C.  Not Yet Granted                       71,000              85,200

      Enclosed herewith as Exhibits are the following:
            Exhibit 10.17           Registrant's Press Release Regarding
                                    The Stock Dividend.
            Exhibit 10.18           Registrant's Notice to Warrantholders.
            Exhibit 10.19           Registrant's Notice to Stockholders.

      Notices similar to Exhibit 10.18 will be sent to holders of the underwriter's warrants, and optionholders.

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*  Target Price is Not Applicable.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              EURO TECH HOLDINGS COMPANY LIMITED
                              (Registrant)


                              /s/ T.C. LEUNG
                              -------------------------------------------------
                              Chief Executive Officer and Chairman of the Board

Dated: August 11, 1999